Exhibit 99.1

Intelligent Group Limited to Change Business Address

Hong Kong, April 1, 2025 — Intelligent Group Limited (NASDAQ: INTJ)(the “Company”) , a professional financial PR services provider, announced that the Company will change its business address and mailing address to 1203C, Level 12, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong, effective March 28, 2025.

The Company believes this strategic relocation to this prime and spacious location reflects our commitment to creating an optimal workspace that fosters innovation, strengthens our service capabilities, and positions us to better respond to evolving client needs in the dynamic financial communications landscape.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider that principally engages in the provision of financial PR services. The company provides a substantial number of holistic and comprehensive financial PR services to its clients through Intelligent Joy Limited, its key operating entity in Hong Kong. It advises its clients on their communications and reputation management efforts. Its financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

For more information, please visit Intelligent Group’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:
Rosanne Ren
Phone: (852) 3594 6407

Email: pr-team@intelligentjoy.com